ICTS International N.V.
                                  Biesbosch 225
                               1181 JC Amstelveen
                                 The Netherlands

                                            August 23, 2005

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Attention: Rachel Zablow
           Steven Jacobs, Accounting Branch Chief

Re: ICTS International N.V.
    Form 20-F for the year ended December 31, 2004
    Filed July 26, 2005
    File No. 0-28542

Dear Mr. Jacobs and Ms. Zablow:

      This is to acknowledge receipt of your letter dated August 16, 2005 addressed to the undersigned. We enclose herewith an amendment to the above referenced Form 20-F in full response to your comments as follows:

            Comment No. 1 has been complied with. See the revised discussion set forth under Item 15, page 46.

            Comment No. 2 has been complied with. See Exhibits 12.1 and 12.2.

      ICTS International N.V. does hereby acknowledge that:

            the company is responsible for the adequacy and accuracy of the disclosure in the filing;

            Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

            The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                            Very truly yours,

                                            /s/ Benjamin Barzilay

                                            Benjamin Barzilay
                                            Chief Financial Officer